FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 August 2014

HEIDI MILLER JOINS HSBC BOARD

Heidi Miller (61), former President of International at JPMorgan Chase & Co., has been appointed as an independent non-executive Director of HSBC Holdings plc with effect from 1 September 2014. She will become a member of the Group Risk Committee and the Conduct & Values Committee.

Heidi was President of International at JPMorgan Chase & Co. from 2010 to 2012, with responsibility for leading the bank's global expansion and international business strategy across the Investment Bank, Asset Management, and Treasury & Securities Services divisions. Prior to this, she ran the Treasury & Securities Services division of JPMorgan Chase & Co. for six years. Other former roles include Executive Vice President and Chief Financial Officer of Bank One Corporation (2002-2004), Senior Executive Vice President of Priceline.com Inc. (2000-2001) and Executive Vice President and Chief Financial Officer of Citigroup Inc. (1998-2000).

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "Heidi has extensive international banking and finance experience and in a career spanning over 30 years in some of the largest and most complex banking organisations, she has built a formidable depth of expertise and hands on management capability. Her profile and her experience of US and international markets will be of considerable value to the Board and to the committees that she will join."

Heidi Miller's appointment will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2018 Annual General Meeting. The Directors have determined that Heidi Miller is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect her judgement and any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

Supplementary information:

Heidi Miller is a non-executive director of First Data Corporation, General Mills Inc. and Progressive Corp., and is a trustee of the International Financial Reporting Standards Foundation. She is also a member of the board of Conservation International, the not-for-profit US environmental organisation

As a non-executive Director Heidi Miller will not have a service contract with HSBC Holdings plc and will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting. Heidi will also be paid a fee of £30,000 per annum as a member of each of the Group Risk Committee and Conduct & Values Committee, as approved by the Directors in January 2013.

Heidi Miller's appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2015 Annual General Meeting and re-election annually thereafter.

Heidi Miller has an interest in 715 listed American Depositary Shares ('ADS'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares.

There are no matters relating to the appointment of Heidi Miller that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1.	Professional Qualification of Heidi Miller
Heidi received a BA in History from Princeton University in 1974 and a PhD in Latin American History from Yale University in 1979.

2.	The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, K L Casey†, S A Catz†, L M L Cha†, Sir Jonathan Evans†, J Faber†, R A Fairhead†, R Fassbind†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M M Moses, Sir Simon Robertson† and J Symonds†.

† Independent non-executive Director

3.	The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 01 August 2014